UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

American Superconductor Corp.
(Name of Issuer)
Common Share
(Title of Class of Securities)
030111108
(CUSIP Number)
Donna M. Cochener
Davis Wright Tremaine LLP
1201 Third Avenue, Suite 2200
Seattle, WA 98101
(206) 622-3150
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 29, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	960908309

1	NAMES OF REPORTING PERSONS Kevin Douglas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		657,332 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,003,684 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		657,332 (1)

WITH	10	SHARED DISPOSITIVE POWER

12,078,168 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,735,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.0% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Held by the KGD 2010 Annuity Trust I, of which Kevin Douglas is the trustee and beneficiary.
(2) Kevin Douglas and his wife, Michelle Douglas, hold jointly as the beneficiaries and co-trustees of the K&M Douglas Trust 3,967,864 shares, including currently exercisable call options to purchase 400,000 shares at $60.00 per share. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 4,035,820 shares, including currently exercisable call options to purchase 330,000 shares at $60.00 per share.
(3) Kevin Douglas has dispositive power with respect to (a) 1,275,310 shares, including currently exercisable call options to purchase 100,000 shares at $60.00 per share held by James E. Douglas III, (b) 2,141,842 shares, including exercisable call options to purchase 170,000 shares at $60.00 per share held by the Douglas Family Trust, and (c) 657,332 shares held by the MMD 2010 Annuity Trust I, of which Michelle Douglas is trustee and beneficiary, in addition to the shares listed in footnote (2) above.
(4) Based on 50,868,708 shares of the Issuer’s common stock outstanding as of September 15, 2011, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2011.

CUSIP No.	960908309

1	NAMES OF REPORTING PERSONS Michelle Douglas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		657,332 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,003,684 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

8,661,016 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,661,016 (3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.0%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Held by the MMD 2010 Annuity Trust I, of which Michelle Douglas is the trustee and beneficiary.
(2) Kevin Douglas and his wife, Michelle Douglas, hold jointly as the beneficiaries and co-trustees of the K&M Douglas Trust 3,967,864 shares, including currently exercisable call options to purchase 400,000 shares at $60.00 per share. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 4,035,820 shares, including currently exercisable call options to purchase 330,000 shares at $60.00 per share.
(3) Includes shares held in the MMD 2010 Annuity Trust I in addition to the shares listed in footnote 2 above.
(4) Based on 50,868,708 shares of the Issuer’s common stock outstanding as of September 15, 2011, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2011.

CUSIP No.	960908309

1	NAMES OF REPORTING PERSONS James E. Douglas III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		1,275,310 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,275,310 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,275,310 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes currently exercisable call options to purchase 100,000 shares at $60.00 per share.
(2) Kevin Douglas also has dispositive power.
(3) Based on 50,868,708 shares of the Issuer’s common stock outstanding as of September 15, 2011, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2011.

CUSIP No.	960908309

1	NAMES OF REPORTING PERSONS K&M Douglas Trust (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		3,967,864 (2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,967,864 (2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,967,864 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Kevin Douglas and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.
(2) Includes currently exercisable call options to purchase 400,000 shares at $60.00 per share.
(3) Based on 50,868,708 shares of the Issuer’s common stock outstanding as of September 15, 2011, as reported in the Issuer’s quarterly report on Form 10-Qfor the quarter ended June 30, 2011.

CUSIP No.	960908309

1	NAMES OF REPORTING PERSONS Douglas Family Trust (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		2,141,842 (2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,141,842 (2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,141,842 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) James E. Douglas and Jean A. Douglas, husband and wife, are co-trustees.
(2) Includes currently exercisable call options to purchase 170,000 shares at $60.00 per share.
(3) Kevin Douglas also has dispositive power.
(4) Based on 50,868,708 shares of the Issuer’s common stock outstanding as of September 15, 2011, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2011.

CUSIP No.	960908309

1	NAMES OF REPORTING PERSONS James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		4,035,820 (2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,035,820 (2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,035,820 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.
(2) Includes currently exercisable call options to purchase 330,000 shares at $60.00 per share.
(3) Based on 50,868,708 shares of the Issuer’s common stock outstanding as of September 15, 2011, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2011.

CUSIP No.	960908309

1	NAMES OF REPORTING PERSONS KGD 2010 Annuity Trust I (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		657,332

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		657,332

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	657,332

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Kevin Douglas is the trustee and beneficiary.
(2) Based on 50,868,708 shares of the Issuer’s common stock outstanding as of September 15, 2011, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2011.

CUSIP No.	960908309

1	NAMES OF REPORTING PERSONS MMD 2010 Annuity Trust I (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		657,332

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		657,332 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	657,332

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.3% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Michelle Douglas is the trustee and beneficiary.
(2) Kevin Douglas also has dispositive power.
(3) Based on 50,868,708 shares of the Issuer’s common stock outstanding as of September 15, 2011, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2011.

Schedule 13D
This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 6, 2011 (the “Schedule 13D”). Except as set forth in this Amendment, the Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
This Amendment discloses additional purchases of the Stock, on September 29-30, 2011. The source and amount of funds used in purchasing the additional shares of Stock were as follows:

Purchaser	Source of Funds	Amount
K&M Douglas Trust	PF	$1,634,310
James A. Douglas & Jean Douglas Irrevocable Descendants’ Trust	PF	$1,348,305
Douglas Family Trust	PF	$694,582
James E. Douglas III	PF	$408,577
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Reporting Person’s cover page.
The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since 60 days before the date on the cover page of this Amendment:

	Purchase or		Number	Price per
Name	Sale	Date	of Shares	Share
K&M Douglas Trust	Purchase	9/29/11	332,000	$4.36
James Douglas and Jean Douglas Irrevocable Descendants’ Trust	Purchase	9/29/11	273,900	$4.36
Douglas Family Trust	Purchase	9/29/11	141,100	$4.36
James E. Douglas III	Purchase	9/29/11	83,000	$4.36
K&M Douglas Trust	Purchase	9/30/11	43,200	$4.32
James Douglas and Jean Douglas Irrevocable Descendants’ Trust	Purchase	9/30/11	35,640	$4.32
Douglas Family Trust	Purchase	9/30/11	18,360	$4.32
James E. Douglas III	Purchase	9/30/11	10,800	$4.32

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2011	*Kevin Douglas

Kevin Douglas

Date: October 4, 2011	*Michelle Douglas

Michelle Douglas

Date: October 4, 2011	*James E. Douglas III

James E. Douglas III

K&M Douglas Trust

Date: October 4, 2011	*Kevin Douglas

By: Kevin Douglas
Title: Trustee

Date: October 4, 2011	*Michelle Douglas

By: Michelle Douglas
Title: Trustee

Douglas Family Trust

Date: October 4, 2011	*James E. Douglas, Jr.

By: James E. Douglas, Jr.
Title: Trustee

Date: October 4, 2011	*Jean A. Douglas

By: Jean A. Douglas
Title: Trustee

James Douglas And Jean Douglas Irrevocable Descendants’ Trust

Date: October 4, 2011	*Kevin Douglas

By: Kevin Douglas
Title: Trustee

Date: October 4, 2011	*Michelle Douglas

By: Michelle Douglas
Title: Trustee

KGD 2010 Annuity Trust I

Date: October 4, 2011	*Kevin Douglas

By: Kevin Douglas
Title: Trustee

MMD Annuity Trust I

Date: October 4, 2011	*Michelle Douglas

By: Michelle Douglas
Title: Trustee

*Eileen Wheatman

/s/ Eileen Wheatman

By: Eileen Wheatman
Attorney-in-Fact